Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 2 DATED MAY 31, 2018

TO THE PROSPECTUS DATED APRIL 13, 2018

This sticker supplement no. 2 is part of, and should be read in conjunction with, our prospectus dated April 13, 2018 and stick supplement no. 1 dated May 14, 2018. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to:

•	update the table on the cover of the prospectus; and

•	update the plan of distribution.

Cover page update

The table on the cover of the prospectus is replaced with the updated table below.

	Maximum Aggregate Price to Public	Maximum Selling Commissions and Dealer Manager Fees		Proceeds to Us Before Expenses (1)
Maximum Offering	$1,750,000,000	$82,250,000	(2)	$1,667,750,000
Class A Shares, Per Share (2)	$10.99	$0.93		$10.06
Class T Shares, Per Share (3)	$10.56	$0.50		$10.06
Class I Shares, Per Share (3)	$10.06	$—		$10.06
Distribution Reinvestment Plan (4)	$250,000,000	$—		$250,000,000
Class A Shares, Per Share	$10.06	$—		$10.06
Class T Shares, Per Share	$10.06	$—		$10.06
Class I Shares, Per Share	$10.06	$—		$10.06

(1)	The proceeds are calculated without deducting certain organization and offering expenses. The total of the other organization and offering expenses, excluding selling commissions, dealer manager fees and annual distribution and stockholder servicing fees, are estimated to be approximately $17,500,000 if the maximum primary offering amount is sold. Our advisor will pay these other organization and offering expenses on our behalf, without reimbursement by us.

(2)	The maximum and minimum selling commissions and dealer manager fees assume that 5%, 90% and 5% of the gross offering proceeds from the primary offering are from sales of Class A, Class T, and Class I, respectively. The maximum upfront selling commissions and dealer manager fees are equal to 8.5%, 4.75% and 0% of the sale price for Class A, Class T and Class I shares, respectively, with discounts available to some categories of investors. Prior to March 20, 2017, the maximum selling commissions and dealer manager fees were equal to 9.75% of the sale price for Class A shares, with discounts available to some categories of investors. An insignificant number of Class A shares, Class T shares and Class I were sold on the terms in effect prior to March 20, 2017, and therefore we have assumed for purposes of this table and similar estimates throughout this prospectus that all Class A shares, Class T shares and Class I shares are sold on the terms in effect pursuant to this prospectus.

(3)	The Company will also pay an annual distribution and stockholder servicing fee, subject to certain limits, with respect to the Class T and Class I shares sold in the primary offering in an annual amount equal to 1.00% and 0.50%, respectively of the current primary gross offering price per Class T or Class I share, respectively, or, in certain cases, the estimated net asset value (“NAV”) per Class T or Class I share, respectively, payable on a quarterly basis. See “Plan of Distribution.”

(4)	We will not pay selling commissions, dealer manager fees, annual distribution and stockholder servicing fees, or reimburse issuer costs, in connection with shares of common stock issued through our distribution reinvestment plan. For participants in the distribution reinvestment plan, distributions paid on Class A shares, Class T shares and Class I shares, as applicable, will be used to purchase Class A shares, Class T shares and Class I shares, respectively.

Plan of distribution update

The following disclosure updates the sections of the prospectus entitled “Plan of Distribution— Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)” and “Plan of Distribution—Compensation Paid for Sales of Shares—Purchases Net of Selling Commissions and Dealer Manager Fees” and all related disclosure throughout the prospectus.

Compensation Paid for Sales of Shares

Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)

Except for the special sales, fee arrangements or volume discounts described later in this section, we will pay the dealer manager selling commissions and dealer manager fees of 8.5% of the sale price per Class A share, or approximately $0.93 per share, for Class A shares sold in the primary offering, and 4.75% of the sale price per Class T share, or approximately $0.50 per share, for Class T shares sold in the primary offering. For Class A shares sold in the primary offering, the maximum selling commission is 6.0% of the sale price and the maximum dealer manager fee is 2.5% of the sale price. For Class T shares sold in the primary offering, our dealer manager may elect the respective amounts of the commission and dealer manager fee, provided that the commission shall not exceed 3.0% of the gross proceeds from the completed sale of such Class T shares sold in the primary offering. Reduced selling commissions will be paid with respect to certain volume discount sales of Class A shares and Class T shares. The dealer manager may reallow all or a portion of the selling commissions and dealer manager fees to participating broker-dealers as compensation for their services in soliciting and obtaining subscriptions and for marketing the shares in connection with the primary offering, which includes coordinating the marketing of the shares with any participating broker-dealers. We will not pay any selling commissions or dealer manager fees in connection with sales of Class I shares in the primary offering. No selling commissions or dealer manager fees will be paid on any Class A, Class T or Class I shares sold pursuant to the distribution reinvestment plan.

The selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain categories of sales, such as sales for which a volume discount applies, sales through certain investment advisory representatives and sales made, subject to the agreement of our dealer manager, to certain investors who have agreed with a participating broker-dealer to reduce or eliminate the selling commission and/or the dealer manager fee. The net proceeds we receive will not be affected by such sales of shares at a discount.

We expect our dealer manager to utilize multiple distribution channels to sell our Class A and Class T shares, including through FINRA-registered broker-dealers and financial intermediaries exempt from broker-dealer registration. In the event of the sale of shares in our primary offering by broker-dealers that are members of FINRA, the purchase price generally will be $10.99 per Class A share and $10.56 per Class T share. Selling commissions and dealer manager fees generally will be paid in connection with such sales.

In the event of the sale of Class A shares in our primary offering through certain categories of investors or investment advisory representatives, the purchase price of such shares will be $10.33 per share, reflecting the fact that we will not pay our dealer manager the 6.00% selling commission on such Class A shares and in some cases, the purchase price of such shares will be $10.06 per share, reflecting the fact that we will not pay our dealer manager the 6.00% selling commission or the 2.50% dealer manager fee on such Class A shares, as described in more detail below.

In the event of the sale of Class T shares in our primary offering through certain categories of investors, the purchase price of such shares will be $10.24 per share, reflecting the fact that we will not pay the upfront selling commission of up to 3.00% on such Class T shares, as described in more detail below. The Class T shares will not be sold through investment advisory representatives.

Purchases Net of Selling Commissions and Dealer Manager Fees

We will not pay selling commissions or dealer manager fees in connection with the following special sales of Class A shares:

•	the purchase of Class A shares by our advisor or any of its or our directors, officers, employees or affiliates or the directors, officers and employees of its affiliates, or any immediate family members of those individuals, and any Plan established exclusively for the benefit of such persons or entities, and, if approved by our board of directors, joint venture partners, consultants or other service providers; and

•	the purchase of Class A shares by each broker-dealer and any of their respective directors, officers or employees who request and are entitled to purchase Class A shares net of selling commissions (or immediate family members of any of the foregoing); and

•	the purchase of common stock under our distribution reinvestment plan.

We will not pay selling commissions, but will pay the dealer manager fee, in connection with the following special sales of Class A shares in the primary offering:

•	the sale of Class A shares through registered investment advisors that are affiliated with or duly registered with a participating broker-dealer whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investors); and

•	the sale of Class A shares to investors whose contracts for investment advisory and related brokerage services include a fixed fee or fee-based program, also known as “wrap” accounts, or the sale of Class A shares with participating broker-dealers with other alternative fee arrangements; and

•	the sale of Class A shares to persons investing in a bank trust account with respect to which the authority for investment decisions made has been delegated to the bank trust department; and

•	the sale of Class A shares to investors through family offices or to an endowment, foundation or pension fund.

In each of the four types of special sales of Class A shares specified directly above, an approximately $0.27 per share, or 2.50%, dealer manager fee will be paid by us to our dealer manager, which may then reallow all or a portion of the dealer manager fee to the participating broker-dealer. Neither our dealer manager nor its affiliates will compensate any person engaged as an investment advisor by a potential investor as an inducement for such investment advisor to advise favorably for an investment in us. However, in the case of certain sales of Class A shares to the client of a registered investment advisor in which the registered investment advisor is affiliated with a participating broker-dealer that is a party to a participating broker agreement with our dealer manager, our dealer manager may reallow all or a portion of the dealer manager fee to the participating broker-dealer entity. If the registered investment advisor is not affiliated with a participating broker-dealer that is a party to a participating broker agreement with CNL Securities Corp., the dealer manager fee will not be reallowed.

We will not pay upfront selling commissions in connection with the following special sales of Class T shares:

•	the purchase of Class T shares by each broker-dealer and any of their respective directors, officers or employees who request and are entitled to purchase Class T shares net of upfront selling commissions (or immediate family members of any of the foregoing); and

•	the sale of Class T shares to investors whose contracts for investment advisory and related brokerage services include a fixed fee or fee-based program, also known as “wrap” accounts, or the sale of Class T shares with participating broker-dealers with other alternative fee arrangements.

In the special sales of Class T shares specified directly above, the dealer manager fee applicable to such sale will be paid by us to our dealer manager, which may then reallow all or a portion of the dealer manager fee to the participating broker-dealer.

We will not pay upfront selling commissions or dealer manager fees in connection with the purchase of common stock under our distribution reinvestment plan.

For purposes of the foregoing, “immediate family members” means such person’s spouse, parents, children, brothers, sisters, grandparents, grandchildren and any such person who is so related by marriage such that this includes “step” and “in law” relations as well as such persons so related by adoption. In addition, participating brokers contractually obligated to their clients for the payment of fees on terms inconsistent with the terms of acceptance of all or a portion of the selling commissions and dealer manager fees may elect not to accept all or a portion of such compensation. In that event, such shares will be sold to the investor at a per share purchase price, net of all or a portion of the selling commissions and dealer manager fees. All sales must be made through a registered broker-dealer participating in this offering, and investment advisors must arrange for the placement of sales accordingly. The net proceeds to us will not be affected by reducing or eliminating selling commissions and dealer manager fees payable in connection with sales through registered investment advisors or bank trust departments.